9/20

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Secureview Systems Inc

*CURRENT ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3283 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/24/02

SECUREVIEW SYSTEMS INC.

2002 ANNUAL GENERAL MEETING

2002 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Schedule " A" to Information Circular – Financial Statements

Proxy

Supplemental Mailing List Return Card

The 2002 Annual General Meeting of the shareholders of Secureview Systems, Inc. is being held at #620 – 650 West Georgia Street, Vancouver, B.C., on September 19, 2002 at 10:00 a.m.

Secureview Systems Inc.
Suite 620 – 650 West Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 687-7544 and Fax: (604) 687-4670

SECUREVIEW SYSTEMS INC.

P.O. Box 11604
Suite 620 – 650 West Georgia St.
Vancouver, B.C., V6B 4N9

NOTICE OF ANNUAL GENERAL MEETING

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF SECUREVIEW SYSTEMS INC. TO BE HELD ON SEPTEMBER 19, 2002

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the "*Meeting*") of the shareholders of Secureview Systems Inc. (the "*Company*") will be held at Suite 620 – 650 West Georgia Street, Vancouver, B.C., on September19, 2002, at 10:00 a.m., for the following purposes (the "*Notice of Meeting*"):

1. To receive, consider and approve the report of the Directors to the shareholders of the Company.

2. To receive and consider the audited financial statements of the Company for the year ended March 31, 2002 together with the report of the auditors of the Company on those audited financial statements of the Company.

3. Approval of the acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed".

4. Approval of the Appointment of Auditors for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that DeVisser Gray, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.".

5. Approval of the election of directors for the company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that Gary Schellenberg, Paul Chung and Bruce Lock be appointed as Directors of the Company until the next Annual General Meeting of the Company or until a successor is appointed."

6. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to applicable securities laws, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable there from, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company."

7. Approval of Name Change by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to regulatory approval, the name of the Company be changed from Secureview Systems Inc. to "Continental Wind Power Ltd.," or to such other name as may approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "*Name Change*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without the further approval of the shareholders of the Company.".

8. Approval of Fixing the Number of Directors of the Company between meetings. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next annual general meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company."

9. Approval of Share Split by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by subdividing the authorized capital on a one (1) old for up to two (2) new basis, with such final split ratio to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, such that the issued and outstanding share capital of the Company is altered from 14,540,642 common shares without par value to, assuming a one (1) old for up to two (2) new share split, not less than 29,081,284 common shares without par value (the "*Share Split*"), and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Share Split at any time without the further approval of the shareholders of the Company."

10. Approval of Amendment of Articles of Incorporation by Decreasing the Authorized Capital. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by decreasing the amount of authorized shares of common stock in the Company from 200,000,000 (which was increased to this amount due to the Share Split) to 100,000,000 without changing the par value of the common stock ("*Decrease in Authorized Common Shares*"), with such final Decrease in Authorized Common Shares to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, and furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Decrease in Authorized Common Shares at any time without the further approval of the shareholders of the Company."

11. Approval of Amendment of Articles of Incorporation and By-Laws by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the present Articles of Incorporation and By-Laws of the Company be amended to reflect, where appropriate and applicable, the proposed Name Change, Fixed Number of Directors, Share Split and Decrease in Authorized Common Shares (collectively, the "*Amendment of Articles and By-Laws*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Amendment of Articles and By-Laws at any time without the further approval of the shareholders of the Company."

12. Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, on this 20th day of August, 2002.

BY ORDER OF THE MANAGEMENT OF
SECUREVIEW SYSTEMS INC.
Per:

"Gary Schellenberg"

Gary Schellenberg
President and a Director

SECUREVIEW SYSTEMS INC.

P.O. Box 11604
Suite 620 – 650 West Georgia St.
Vancouver, B.C., V6B 4N9

INFORMATION CIRCULAR

ANNUAL GENERAL SHAREHOLDERS MEETING

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF SECUREVIEW SYSTEMS INC. TO BE HELD ON SEPTEMBER 19, 2002

SOLICITATION OF PROXIES AND COSTS

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the Management of **Secureview Systems Inc.** (the "*Company*") for use at the Annual General Meeting (the "*Meeting*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of the solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "*Proxy*") provided with this Information Circular or by forwarding a valid power of attorney. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company.

All completed Proxy forms, to valid and acceptable for consideration at the meeting, unless otherwise accepted by discretion by the Chairman (who will not accept late submissions except in extraordinary circumstances), must be deposited at the Company's registrar and transfer agent, Pacific Corporate Trust Company, located on the tenth floor, 625 Howe St., Vancouver, B.C. V6C 3B8 or at the Company's office at P.O. Box 11604, 620 – 650 W. Georgia St., Vancouver, B.C., V6B 4N9, not less than 48 hours before the time of the Meeting.

REVOCATION OF PROXY OR POWER OF ATTORNEY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction from a shareholder such common shares will be voted in the discretion of the proxyholder upon the matters described in the form of Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular, management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on August 15, 2002.

PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 14,540,642 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage
RRGS Creative Management Corp	2,400,000	16.51%
Argent Resources Ltd.	2,000,000	13.75%
CDS & Co. (1)	1,636,773 (2)	11.26%

Notes:

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.
(2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.

SHAREHOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares(*)
Gary Schellenberg	President	128,430
Paul Chung	Director	177,583
Bruce Lock	Director	10,000
Eileen Browne	Secretary	5,000

Notes:

(*) This information was supplied by the Directors and Officers of the Company themselves.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 31st day of March.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created two Executive Offices, namely that of President and Secretary. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Gary Schellenberg – Mr. Schellenberg was appointed the President of the Company on December 12, 1997.

Eileen Browne – Ms. Browne was appointed the Secretary of the Company on September 23, 1999.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's most recently completed financial year:

Summary Compensation Table						
	Annual Compensation		Long-Term Compensation			
Name and Principal Position(*)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gary Schellenberg (1) President and a Director	2002 2001	42,000 42,000	Nil	Nil	Nil	Nil
Paul Chung A Director	2002 2001	13,200 26,400	Nil	Nil	171,646	Nil
Bruce Lock A Director	2002 2001	10,500 16,500	Nil	Nil	46,875	Nil
Eileen Browne Secretary	2002 2001	Nil Nil	Nil	Nil	Nil	Nil

Notes:

(*) Refer to the disclosure found above the "Summary Compensation Table" hereinabove for a detailed description of the Company's Named Executive Officers.

(1) Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $3,500/mo.

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

No individual grants of Options to purchase or acquire securities of the Company (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts, other than as outlined in the Summary Compensation Table above

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts, other than the management contract currently in place with 519820 B.C. Ltd, of which Gary Schellenberg owns 50%;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) the following Options were granted on January 21, 2002 to Directors of the Company who are not Named Executive Officers of the Company:

Name	Number of Options Granted	Exercise Price (USD$)	Expiry Date
Paul Chung	171,646	$0.06	January 21, 2007
Bruce Lock	46,875	$0.06	January 21, 2007

The following options were exercised by the following Directors during the Company's most recently completed financial year:

Name	Number of Options Exercised	Exercise Price (USD$)	Date of Exercise
Paul Chung	171,646	$0.06	March 1, 2002
Bruce Lock	46,875	$0.06	March 1, 2002

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended March 31, 2002, the Company paid or accrued $42,000 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors and Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on July 24, 2002.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended March 31, 2002, Schedule "A" attached hereto.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint DeVisser Gray, as auditor of the Company, and to authorize the Directors of the Company to fix the auditor's remuneration. DeVisser Gray was first appointed auditor of the Company on September 9, 1985. It is presently contemplated that DeVisser Gray will remain the auditors of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the next annual general meeting of the Company (the "*Meeting*"). Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED, SHAREHOLDERS OR SPECAIL WARRANT HOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting.

Name and Address	Occupation	Director Since	Number of Shares Beneficially Owned/Controlled Directly/Indirectly
Gary Schellenberg	President and a Director of the Company. Self-employed businessperson.	December 12, 1997	128.430
Paul Chung	Director of the Company. Self-employed businessperson.	February 25, 1999	177,583
Bruce Lock	Director of the Company. Self-employed businessperson.	September 23, 1999	10,000

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees for Directors of the Company are ordinarily resident in Canada.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company, and, in addition, "*special resolution*" is herein defined to mean a resolution passed by a majority of not less than three-quarters (3/4s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

Approval of Future Financings by the Company

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares or securities convertible into shares.

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable securities laws and regulatory authorities, to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company.

Approval of Name Change by the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the name of the Company be changed from Secureview Systems Inc. to "Continental Wind Power Ltd." or to such other name as may approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "*Name Change*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without the further approval of the shareholders of the Company.

Approval of Fixing the Number of Directors of the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next annual general meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company.

Approval of the Share Split of the Company's Securities

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by subdividing the authorized capital on a one (1) old for up to two (2) new basis, with such final split ratio to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, such that the issued and outstanding share capital of the Company is altered from 14,540,642 common shares without par value to, assuming a one (1) old for up to two (2) new shares split, not less than 29,081,284 common shares without par value (the "*Share Split*"), and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Share Split at any time without the further approval of the shareholders of the Company.

Approval of the Decrease in the Authorized Shares of the Company's Common Stock

As set forth in the attached Notice of Meetings, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the authorized share capital of the Company be altered by decreasing the amount of authorized shares of common stock in the Company from 200,000,000 (which was increased to this amount due to the Share Split) to 100,000,000 without changing the par value of the common stock ("*Decrease in Authorized Common Shares*"), with such final Decrease in Authorized Common Shares to be determined by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities, and furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Decrease in Authorized Common Shares at any time without the further approval of the shareholders of the Company.

Approval of Amendment of Articles of Incorporation and By-Laws by the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of special resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the present Articles of Incorporation and By-Laws of the Company be amended to reflect, where appropriate and applicable, the proposed Name Change, Fixed Number of Directors, Share Split and Decrease in Authorized Common Shares (collectively, the "*Amendment of Articles and By-Laws*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Amendment of Articles and By-Laws at any time without the further approval of the shareholders of the Company.

Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

The Company's mailing address and business office is located at Suite 620 - 650 West Georgia Street, P.O. Box 11604, Vancouver, B.C., V6B 4N9. The Company's telephone number is (604) 687-7544 and the Company's fax number is (604) 687-4670 .

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, on this 20h day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF
SECUREVIEW SYSTEMS INC.
Per:

"*Gary Schellenberg*"

Gary Schellenberg
President and a Director

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002
and
MARCH 31, 2001

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Secureview Systems Inc. *(formerly International Comstock Exploration Ltd.)*

We have audited the consolidated balance sheets of Secureview Systems Inc. *(formerly International Comstock Exploration Ltd.)* as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002, in accordance with generally accepted accounting principles in Canada and the United States of America. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
August 8, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordances with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated August 8, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, BC
August 8, 2002

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Balance Sheets
As at March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $
ASSETS		
Current		
Cash	19,199	9,530
Accounts receivable	19,390	2,666
Prepaid expenses	-	1,338
	38,589	13,534
Capital assets	2,506	3,985
Goodwill (note 10)	1	-
Mineral property (note 3)	1	1
	41,097	17,520
LIABILITIES		
Current		
Accounts payable and accrued liabilities	158,665	13,141
Loan payable (note 8)	125,000	-
Due to related parties (note 4)	81,805	29,277
	365,470	42,418
SHAREHOLDERS' DEFICIENCY		
Share capital (note 5)	4,892,377	4,235,474
Deficit	(5,216,750)	(4,260,372)
	(324,373)	(24,898)
	41,097	17,520

Continuing operations (note 1)

Approved by the Board of Directors:

Gary Schellenberg

Bruce Lock

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Operations and Deficit
For the Years Ended March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $	2000 $
Expenses			
Accounting, legal and audit	58,810	40,788	82,505
Amortization	1,479	1,607	-
Bank charges and interest	15,570	833	1,869
Consulting fees	41,024	29,400	36,524
Exploration expenditures	-	-	350
Interest and foreign exchange	(13,273)	(5,113)	(5,458)
Investor relations	7,515	19,525	31,541
Management fees	30,000	30,000	30,000
Office and administration	35,611	41,801	56,832
Rent	21,000	30,250	-
Travel and accommodation	-	811	2,942
Trust and filing fees	9,092	9,489	15,776
Write-down of goodwill	201,695	-	-
Write-off of loan receivable (note 9)	182,375	-	-
Write-off of capital assets	9,973	-	-
Write-off of deferred development costs (note 7)	355,507	-	-
Write-off of mineral property costs	-	469,467	-
Net loss from continuing operations	(956,378)	(668,858)	(252,881)
Net loss from discontinued operations (note 11)	-	(181,306)	(106,740)
Net loss for the year	(956,378)	(850,164)	(359,621)
Deficit - beginning of year	(4,260,372)	(3,410,208)	(3,050,587)
Deficit - end of year	(5,216,750)	(4,260,372)	(3,410,208)
Loss per share (note 6)	$ (0.16)	$ (0.57)	$ (0.32)
Loss per share from continuing operations	$ (0.16)	$ (0.45)	$ (0.23)
Loss per share from discontinued operations	$ -	$ (0.12)	$ (0.10)

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Cash Flows
For the Years Ended March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $	2000 $
Operating Activities			
Net loss from continuing operations	(956,378)	(668,858)	(252,881)
Adjustments for items not involving cash:			
Amortization	1,479	1,607	-
Write-off of loan receivable	182,375	-	-
Write-off of mineral property	-	469,467	-
Write-off of deferred costs/assets	365,480	-	-
Write-down of goodwill	201,695	-	-
Shares issued for interest	700	-	-
	(204,649)	(197,784)	(252,881)
Changes in non-cash working capital components from the previous year and from current business combination:			
Accounts receivable	(12,335)	8,611	(8,212)
Prepaid expenses	1,338	4,961	(6,299)
Accounts payable and accrued liabilities	331,832	(6,919)	(4,713)
Due to/from related parties	(106,472)	26,923	(8,063)
Net loans payable	(68,000)	-	-
	(58,286)	(164,208)	(280,168)
Investing Activities			
Mineral property expenditures	-	-	(1,000)
Capital asset acquisition	-	(2,362)	(3,230)
Cash of Lute acquired at acquisition	128	-	-
Loan advances, net of repayments	(182,375)	-	-
	(182,247)	(2,362)	(4,230)
Financing Activities			
Advance of loan payable	140,300	-	-
Common shares issued, net of issue costs	109,902	-	747,185
Repayment on promissory note	-	-	(6,405)
	250,202	-	740,780
Cash used in discontinued operations (note 11)	-	(134,816)	(153,230)
Net cash provided (used) during the year	9,669	(301,386)	303,152
Cash - Beginning of year	9,530	310,916	7,764
Cash - End of year	19,199	9,530	310,916

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the year ended March 31, 2002, 2,675,000 common shares were issued to acquire the net assets of Lute Linux.com, 2,000,000 shares were issued to a company related by a common director for the assigned right to acquire LuteLinux.com, and an aggregate of 6,850,000 shares were issued at $0.04 per share to settle $274,000 in debts, comprised of $53,000 in related party debt, a $16,000 loan repayment (inclusive of interest of $700)and $205,000 in convertible debt. Refer also to note 10.

During the year ended March 31, 2000, 838,676 common shares were issued at $0.19 per share to settle debts owing from the Company.

See notes to the consolidated financial statements

(Stated in Canadian Dollars)

1. NATURE OF OPERATIONS

The Company is currently investigating the acquisition of a pilot project to install wind turbines. The Company also has an interest in a software development, training and consulting company, Lute Linux.com ("Lute"), which is currently inactive. In the prior year, the Company's business was the operation of an internet sports contest web site, Prosportspool.com, and prior to that the Company's business focus had been the acquisition and exploration of resource properties. The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

Refer to notes 10 and 14.

The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October 24, 2001, was developing the "Fedcam", an inexpensive remote monitoring system that operates through the internet and secure website. This project is currently not being funded by the Company.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and currently has a working capital deficiency of $326,881 (2001 - $28,884) and a capital deficiency of $324,373 (2001 - $24,898). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 13.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are to be placed into production, sold or abandoned. These deferred costs are to be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of mineral claims and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of similar property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of Assets

The Company evaluates the carrying costs of its long-lived assets at each reporting date for fair value based upon market comparatives and management's best estimate of the ability of the asset to generate future profits. Any impairment will result in the asset being written-down to management's determination of its net realizable value.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Share Capital and Deferred Share Issue Costs

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

Costs incurred to issue shares are deferred until the shares are issued at which time these costs are charged to share capital.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange, which restricts the exercise of stock options to their market price at the time of grant, accordingly, the company has not recognized any compensation expense. Consideration paid to the Company on the exercise of stock options is credited to share capital.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Revenue Recognition

The Company was to recognize revenue earned in its internet gaming business as the cash for the revenues was received.

Goodwill

Goodwill is recorded at cost, less any write-down for impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

3. MINERAL PROPERTIES

The Company's mineral property is located in Kamloops, British Columbia.

Property	2002 $	2001 $	2000 $
CANADA			
Harper Creek			
Acquisition	1	1	55,670
Exploration	-	-	413,798
	1	1	469,468

Harper Creek Property
Kamloops Mining Division
British Columbia

The Company has a 100% interest in a mineral claim group consisting of 112 mineral claims. The claim group is subject to a 2.5% Net Smelter royalty (NSR). Should the project advance to the feasibility study stage, the original vendor of the property has the option of earning back a 50% interest and becoming operator of the project in consideration for payment to the Company of $100,000 and an amount which is double the exploration costs that the Company has paid to that date within the following two year period. The Company may purchase two-fifths of the NSR by the payment of $500,000 for each one-fifth acquired. The Company has wrote-down the property to a nominal amount during 2001.

4. RELATED PARTY TRANSACTIONS

The amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms for repayment.

During the current fiscal year, directors of the Company received $65,755 (2001 - $92,623; 2000 - $68,234) for consulting, administrative and management services and at March 31, 2002 were owed an aggregate of $81,805 (2001 - $29,277; 2000 - $2,354) for these services.

5. **SHARE CAPITAL**

Authorized share capital consists of 100,000,000 common shares without par value.

	Price per share $	Number of shares	Total $
Issued at March 31, 1999		3,029,415	3,178,941
Shares for debt	*0.19	838,676	159,348
Private placement	0.36	1,000,000	(1) 309,755
Stock options	0.17	304,000	51,680
	0.24	220,000	52,800
	0.27	165,000	44,550
	0.34	300,000	102,000
Warrants exercised	0.20	50,000	10,000
	0.24	735,000	176,400
Special warrants exercised	0.19	789,474	150,000
		4,402,150	1,056,533
Issued at March 31, 2000 and 2001		7,431,565	4,235,474
Share consolidation on a 5 for 1 basis	-	(5,945,252)	-
Stock options	0.50	79,600	39,800
	0.096	417,729	40,102
Private placement	0.20	150,000	30,000
Shares for acquisition of Lute	-	2,675,000	1
Shares issued for assignment of agreement to acquire Lute	0.1365	2,000,000	273,000
Shares for debt	0.04	400,000	16,000
Convertible debenture	0.04	6,450,000	258,000
		6,227,077	656,903
Issued at March 31, 2002		13,658,642	4,892,377

*based upon the value of shares as quoted on the TSX Venture Exchange on the date of the transaction

(1) net of share issue costs of $50,245

Summary of warrants and stock options outstanding at March 31, 2001:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Options	417,729	0.095	39102
Warrants	150,000	0.175	August 2, 2002

6. **LOSS PER SHARE**

As required under Canadian GAAP, loss per share was calculated using the weighted average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents. Loss per share under the U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

7. **DEFERRED DEVELOPMENT COSTS**

The Company had deferred development costs of $355,507 prior to March 31, 2002, which were representative of costs that had been incurred by Lute before its acquisition by the Company. Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificates program. Management of the Company had believed that the project and its market was clearly defined, technically feasible, and that the Company would be able to obtain adequate resources to complete the project. At March 31, 2002 the Company has written-off these costs as it was unable to continue to fund the business.

8. **LOAN PAYABLE**

During the quarter ended December 31, 2001, the Company borrowed $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the Company issuing 400,000 common shares.

9. **LOAN RECEIVABLE**

The Company had advanced to On-Track Computer Ltd. ("On-Track") $207,416, which was originally for the purchase of up to 5% of the outstanding shares of On-Track. The Company subsequently decided not to acquire On-Track. On March 14, 2002, the Company and On-Track agreed to apply $150,000 of this amount in exchange for all of the Web Cam development costs incurred by On-Track to May 31, 2001, with the balance repayable as a loan at $2,500 per month until May 31, 2003. On-Track also will receive 75% of the royalties paid on any profits derived from the Web Cam to May 31, 2003.

The Company wrote off the loan receivable when it ceased funding Lute and the Web Cam business subsequent to the statement date.

10. **BUSINESS COMBINATION**

The Company issued 2,000,000 common shares to Argent Resources Ltd. for the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company's operations.

The combination has been recorded as a purchase of Lute by the Company for aggregate consideration of $273,001, allocated as follows:

Net assets of Lute acquired [(1)]	$
Cash	128
Accounts receivable	4,389
Loans receivable	37,000
Capital assets	9,973
Deferred development costs	355,507
Accounts payable	(18,692)
Loans payable	(105,000)
Due to related parties	(212,000)
Net assets	71,305

Goodwill calculation	
Share capital issued for acquisition	1
Share capital issued for assignment fee - Argent Resources Ltd.	273,000
Less: net assets acquired	(71,305)
Goodwill	201,696

[(1)] *On October 24, 2001, the date of acquisition*

The Company ceased funding Lute subsequent to the year end and as a consequence the goodwill was written down to a nominal amount.

11. DISCONTINUED OPERATIONS

On January 14, 2001, the Company ceased operation of its Internet sports contests business Prosportspool.com. The business was not profitable and the Company has abandoned it. This segment of the Company's operating results for all years presented is reflected as discontinued operations.

The results of discontinued operations are as follows:

Statements of Operations

	2002 $	2001 $	2000 $
Expenses:			
Advertising	-	62,871	59,742
Prosportspool	-	71,945	46,998
Loss before other item	-	(134,816)	(106,740)
Write-off of acquisition costs	-	(46,490)	-
Net loss from discontinued operations	-	(181,306)	(106,740)

Balance Sheets

	2002	2001	2000
Net assets of discontinued operations are summarized as follows:			
Internet sports contest acquisition cost	-	-	46,490

Statements of Cash Flows

	2002	2001	2000
Net cash was utilized in discontinued operations as follows:			
Operating activities	-	(134,816)	(106,740)
Investing activities	-	-	(46,490)
Net cash used during year	-	(134,816)	(153,230)

12. INCOME TAXES

At March 31, 2002, the Company has non-capital losses of approximately $2.0 million expiring prior to 2009, and other tax loss pools aggregating $1.8 million that are available to reduce taxable income in future years. The potential benefit resulting from the future application of these amounts have not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following (a) to (e) provides a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

13. **DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** ***(continued)***

	March 31		
	2002	2001	2000
	$	$	$
a) Assets			
Deferred property costs following Canadian GAAP	1	1	469,468
Less: Deferred property costs	(1)	(1)	(469,468)
Deferred property costs following U.S. GAAP	-	-	-
b) Operations			
Net loss following Canadian GAAP	(956,378)	(850,164)	(359,621)
Deferred property costs expensed under U.S. GAAP		-	(1,000)
Deferred property costs written-off under Canadian GAAP	-	469,467	-
Net loss under U.S. GAAP	(956,378)	(380,697)	(360,621)
c) Deficit			
Closing deficit under Canadian GAAP	(5,216,750)	(4,260,372)	(3,410,208)
Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(1)	(1)	(469,468)
Closing deficit under U.S. GAAP	(5,216,751)	(4,260,373)	(3,879,676)
d) Cash Flows - Operating Activities			
Cash from (applied to) operations under Canadian GAAP	58,286	(164,208)	(280,168)
Add net loss following Canadian GAAP	956,378	850,164	359,621
Less net loss following U.S. GAAP	(956,378)	(380,697)	(360,621)
Less non-cash deferred property expenditures expensed under U.S. GAAP	-	(469,467)	-
Cash applied to operations under U.S. GAAP	58,286	(164,208)	(281,168)

13. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

	March 31		
	2002 $	2001 $	2000 $
e) Cash Flows - Investing Activities			
Cash investing activities under Canadian GAAP	(182,247)	(2,362)	(4,230)
Adjustment for net deferred property costs expensed under U.S. GAAP	-	-	1,000
Net cash investing activities under U.S. GAAP	(182,247)	(2,362)	(3,230)

f) **Stockholders' Equity**

i) **Common Stock**

Under U.S. GAAP, compensation expense must be considered for all stock options granted, requiring the Company to utilize either the intrinsic value-based or the fair value based methods of accounting for stock-based compensation. Under Canadian GAAP, no such cost is recognized.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value-based method of accounting for stock options using an option pricing model. For purposes of this current disclosure, the Company has utilized the Black-Scholes model, which was developed for use in estimating the fair value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected volatility of the stock price. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the Black-Scholes model does not provide a reliable single measure of the fair value of stock options granted by the Company. Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP:

	Years Ended March 31,		
	2002 $	2001 $	2000 $
Net loss under U.S. GAAP as otherwise determined - per note 13(b)	(956,378)	(380,697)	(360,621)
Pro-forma effect of following SFAS 123	(18,392)	(274,678)	(638,242)
Pro-forma net loss following SFAS 123	(974,770)	(655,375)	(998,863)
Weighted-average number of shares under U.S. GAAP - per note 13(g)	5,796,175	1,473,978	1,097,046
Pro-forma loss per share following SFAS 123	$ (0.17)	$ (0.44)	$ (0.91)

13. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

f) Stockholders' Equity *(continued)*

ii) In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for 2002, 2001, and 2000 fiscal years:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Fixed Options						
Balance at beginning of year	988,000	0.16	488000	0.32	304,000	0.23
Granted	427,729	0.10	500000	0.13	1,173,000	0.29
Repriced	-	-	578,000	0.10	-	-
Exercised	(398,000)	0.10	-	-	(989,000)	0.25
Cancelled	(590,000)	0.20	-578000	0.21	-	-
Outstanding and exercisable at end of year	427,729	0.10	988,000	0.16	488,000	0.32

g) Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earning per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	March 31,		
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(956,378)	(380,697)	(360,621)
Denominator: Weighted-average number of shares under Canadian GAAP	5,808,510	1,486,313	1,109,381
Adjustment required under U.S. GAAP (escrow	(12,335)	(12,335)	(12,335)
Weighted-average number of shares under U.S.	5,796,175	1,473,978	1,097,046
Basic and diluted loss per share under U.S. GAAP	-0.17	-0.26	-0.33

14. SUBSEQUENT EVENTS

In addition to events mentioned elsewhere in these notes, the following occurred during the period subsequent to March 31, 2002:

- The Company has entered into a letter of intent with Estwind Energy ("Estwind"), a private power company incorporated in Estonia, to acquire all issued and outstanding shares of that company in exchange for 2,731,728 common shares of the Company, being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind is in negotiations with the Estonian Utility Company to install a pilot project in Estonia consisting of a total of six wind turbines. Three of the wind turbines are expected to be located in Saamemaa, with the remaining turbines expected to be located in Tostamaa. The Estonian Utility Company has agreed with Estwind to purchase all of the electricity - up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) - that these wind turbines will produce and up to 300 MW produced by additional installations of Estwind's wind turbines after Estwind's pilot project has been completed.

  The Company has also agreed to pay a bonus of up to 3 million shares to the principals of Estwind for additional licenses to be granted by the government of Estonia in addition to the licenses for the initial 3 MW pilot project. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for capitalization of the pilot project.

  The Company is considering, subject to shareholder approval, changing its name to reflect the business of wind power energy.

- The Company issued 882,000 common shares in payment for services provided at US$0.06 per share, of which 257,000 common shares are for previous services rendered.

SECUREVIEW SYSTEMS INC.
Quarterly Report
March 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses:* Refer to Schedule "A" - Consolidated Statement of Operations and Deficit and Schedule "C".

2. *Related party transactions:* Refer to note 4 in Schedule "A".

3. *For the current fiscal year to date:*

   a) Summary of securities issued during the period: Refer to note 5 in Schedule "A".

   b) Summary of options granted during the period:

   The Company granted options to purchase 427,729 common shares at $0.095 (US $0.06) per share until January 21, 2007.

4. *Summary of securities as at the end of the reporting period:*

   a) Authorized share capital: 100,000,000 common shares without par value
   b) Issued and outstanding: 13,658,642 common shares

   c) Summary of stock options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Options	417,729	0.095	January 21, 2007
Warrants	150,000	0.175	August 2, 2002

   d) Number of common shares in escrow: 12,335
   Shares subject to pooling: NIL

5. Directors and officers:
   Garry Schellenberg - Director and President
   Paul Chung - Director
   Bruce Lock - Director
   Russell Rossi - Director
   Eileen Browne - Secretary
   Heather Schellenberg - CFO

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

A) Description of Business

From its inception in 1985 until 1999 the issuer traded on the former Canadian Venture Exchange (CDNX) under the name National Comstock Exploration Inc. and International Comstock Exploration Inc. and had been engaged in the business of exploration of natural-resources properties. Through the purchase of Lute Linux.com, the Company began to focus its business on the Lute "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site. The Company is also in the process of exploring international opportunities in inexpensive, clean electricity production.

B) Discussion of Operations

The fiscal year ending March 31, 2002, saw the Company re-orient its business focus, undergoing a name change from International Comstock Exploration Inc. to Secureview Systems Inc, as it aggressively continued to pursue opportunities that would reap benefits to its shareholders.

On April 4, 2001, the Company announced its intent to delist from the Canadian Venture Exchange (the "*CDNX*") on May 7, 2001. The Company's common shares would continue to be traded on the NASD Over-the-Counter Bulletin Board market (the "*OTCBB*") under the symbol ICKEF. The Company had been advised by U.S. counsel that upon delisting, the outstanding share purchase warrants (the "*Warrants*") of the Company would not be tradable on the OTCBB. In addition, the current Warrant holders would not be able to transfer the Warrants to any U.S. person as the Warrants were not registered in the U.S. under the *Securities Act of 1933* and there would not be a securities exemption available to allow the issuance of the share underlying the Warrant. All Warrant holders who exercised their Warrants prior to delisting received non-restricted common shares of the Company that were tradable on the OTCBB. All Warrant holders who exercised their Warrants subsequent to delisting received restricted common shares with the appropriate legend and hold period in accordance with the U.S. securities laws.

ON June 28 the company announced that it has been assigned the rights to purchase all of the outstanding shares of Lute Linux.com Corp. ("Lute") by Argent Resources Ltd. ("Argent"). A letter of Intent ("LOI") dated June 28, 2001, between Comstock, Argent, Lute, On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") set out the terms of this assignment. On-Track and On-Track (UK) were part of this transaction by virtue of Lute's option to enter into a share exchange agreement with them. Lute Linux.com is a software-development, training, and consulting company that has focused its Linux product line on materials that have immediate marketability, developing a full suite of Linux manuals and products that provide communications solutions to Linux users.

The LOI called for the assignment to Comstock of the Share Crystallization Agreement entered into between Lute and Argent in exchange for: (1) Argent receiving 3,600,000 shares of Comstock; (2) Argent receiving $50,000 CDN from Comstock to cover legal expenses; and (3) and the assumption by Argent of an outstanding debt owed by Lute to Quest Ventures Inc. in the amount of $200,000 plus accrued interest whereby Argent agrees to settle this debt through the issuance of common shares of Argent, subject to CDNX approval (the "*Assignment*"). Upon execution of the Assignment by Argent, Comstock, On-Track, On-Track (UK) and Lute had agreed to enter into separate Share Exchange/Crystallization Agreements. These Share Exchange/Crystallization Agreements would have resulted in Comstock receiving all of the issued and outstanding shares of On-Track and On-Track (UK) and all of the issued and outstanding special warrants of Lute in exchange for common shares of Comstock.

ON October 24 of the fiscal year the Company announced that it had signed a Share Crystallization Agreement ("Agreement") with Lute Linux.com Corp. ("Lute"), pursuant to the rights to do so as assigned to Comstock by Argent Resources Ltd. ("Argent") on June 28, 2001. The agreement was completed under amended terms, which includde the exchange of Lute share purchase warrants for Secureview shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares). These shares were issued on a post rollback basis, as Secureview was in the process of completing a 5 for 1 rollback of its outstanding shares, resulting in a total of 1,715,913 shares outstanding prior to issuance of the shares pursuant to the Agreement with Lute. In conjunction with the rollback Secureview increased its authorized share capital to 100,000,000 shares. At this time the Company announced that, due to market conditions, it would not be proceeding with similar share purchase agreements with On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") as originally contemplated.

ON September 10, the company held its Annual General Meeting. Shareholders agreed to consolidate all of the Company's common shares issued and outstanding on a basis of up to five-to-one. All of Comstock's directors were reelected.

On October 2 the Company announced that it had changed its name to Secureview Systems Inc. ON October 24, 2001, the Company announced that it had a new trading symbol, "SCVWF," and had been assigned a new CUSIP number: 81372D101. It also announced that the 5-for-1 rollback of its outstanding shares had been completed, resulting in a total of 1,715,913 shares outstanding.

Secureview at this time was focusing its business development on its "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. Using motion-JPEG image format, the Fedcam provides continuous, long- and short-term high-quality motion and still images, regardless of the bandwidth restrictions on the network. To complement existing analog cameras, the Fedcam can simultaneously plug into an analog surveillance system, thus providing a highly reliable and energy- and cost-efficient way to organize and catalog events and observations. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site.

ON March 17, 2002, the Board of Directors of Secureview has granted additional incentive stock options under Secureview's Stock Option Plan 2002 to certain directors and employees of Secureview to purchase up to 755,000, bringing the total granted to 1,182,729 out of a possible 1,300,000 common shares under Secureview's Stock Option Plan 2002 from the treasury of Secureview at an exercise price of $0.06 USD per common share exercisable until January 21, 2007.

C) **Discussion of Financial Operations**

1. Since Incorporation, the issuer has not received any revenues from operations and as a consequence reports an annual deficit. For the year ended March 31, 2002, the Issuer has posted a net loss of $956,378; for the year ended March 31, 2001, the loss was $850,164.

   The Company now has 13,658,642 shares issued and outstanding.

2. **Transactions with Related Parties**

   During the current fiscal year, directors of the Company received $65,755 (2001 - $92,623; 2000 - $68,234) for consulting, administrative and management services and at March 31, 2002 were owed an aggregate of $81,805 (2001 - $29,277; 2000 - $2,354) for these services.

3. **Investor Relations**

The Company has continued to update its website to reflect recent events and business directions, changing its URL from internationalcomstock.com to Secureview.net during this fiscal year.

4. **Legal Proceedings**

The Issuer has no legal proceedings in process or pending.

5. Transactions Requiring Regulatory Approval

Nil.

6. Subsequent Events

ON June 25 management announced that it had entered into a letter of intent with Estwind Energy, a private power company incorporated in Estonia, to acquire all issued and outstanding shares of Estwind Energy in exchange for 2,731,728 common shares of Secureview, this being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind Energy has been in productive negotiations with Eesti Energia, the Estonian Utility Company, to install a pilot project in Estonia consisting of a total of six wind turbines (V39 500 kilowatt Vestas). Three of the wind turbines are expected to be located in Saamemaa, with the remaining turbines expected to be located in Tostamaa, both in reliably constant high-wind areas (8.53 m/sec). Eesti Energia is in discussions with Estwind Energy to purchase all of the electricity – up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) – that these wind turbines will produce, up to 300 MW produced by additional installations of Estwind Energy's wind turbines after Estwind Energy's pilot project has been completed.

In addition to the common shares of Secureview to be issued for the purchase of all of the issued and outstanding shares of Estwind Energy, the parties have agreed in the Letter of Intent that Secureview shall pay a bonus of up to a maximum of 3 million shares to the principals of Estwind Energy for any future licenses granted by the government of Estonia, and in particular licenses granted by the government agency responsible for power generation to Estwind Energy over and above licenses granted for the initial 3MW pilot project, should these latter be given to Estwind by the government. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for capitalization of the pilot project.

The Company is contemplating changing its name, subject to shareholder approval, to reflect its change in focus to wind power energy.